UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Solazyme, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83415T101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G (Amendment No. 3)

CUSIP No. 83415T101

1.	Names of reporting persons Jerry Fiddler
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,378,207(1)
	6.	Shared voting power 164,583(2)
	7.	Sole dispositive power 3,378,207 (1)
	8.	Shared dispositive power 164,583(2)
9.	Aggregate amount beneficially owned by each reporting person 3,542,790
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 4.5%
12.	Type of reporting person* IN

(1)	Includes (i) 47,925 shares of common stock owned by Mr. Fiddler, (ii) 158,333 shares that Mr. Fiddler has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of December 31, 2014, (iii) 2,492,210 shares of common stock owned by Jazem I Family Partners, L.P. (Jazem I), and (iv) 679,739 shares of common stock owned by The Fiddler and Alden Family Trust (The Fiddler Trust).
(2)	Includes (i) 54,861 shares of common stock owned by the AAF 2006 Trust, (ii) 54,861 shares of common stock owned by the ESF 2006 Trust, (iii) 54,861 shares of common stock owned by the ZUF 2006 Trust. Mr. Fiddler is the co-trustee of the AAF 2006 Trust, the ESF 2006 Trust, and the ZUF 2006 Trust.

This Schedule 13G Amendment No. 3 constitutes an “exit filing.”

Item 1(a).	Name of Issuer:

Solazyme, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

225 Gateway Blvd., S. San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Jerry Fiddler

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Solazyme, Inc., 225 Gateway Blvd., S. San Francisco, CA 94080

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

83415T101

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable as this Schedule is filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,542,790

(b)	Percent of class: 4.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,378,207

(ii)	Shared power to vote or to direct the vote: 164,583

(iii)	Sole power to dispose or to direct the disposition of: 3,378,207

(iv)	Shared power to dispose or to direct the disposition of: 164,583

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

/s/ Jerry Fiddler
(Signature)

Jerry Fiddler
(Name and Title)